SCHEDULE TO
Securities and Exchange Commission
Washington, DC 20549

Schedule TO

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934

Boston Capital Tax Credit Fund III L.P.
(Name of Subject Company (issuer))

Paco Development, L.L.C. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Series 19 Beneficial Assignee Certificates
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$770,000	$154.00
* Calculated as the product of the BACs on which the Offer is made and the gross cash price per BAC.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: Not Applicable   Filing party:  Not Applicable
Form or registration no.: Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Tender Offer Statement on Schedule TO (this “Statement”) relates to an offer by Paco Development, L.L.C. (the “Purchaser”), a Missouri limited liability company, to purchase up to 770,000 Beneficial Assignee Certificates (“BACs”) evidencing the beneficial interest of an assignee in the Series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the “Partnership”) at a cash purchase price of $1.00 per BAC, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per BAC, if any, made to BAC holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2006 as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1.   Summary Term Sheet

The information set forth in the cover page, “Introduction” and “Summary of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 2.   Subject Company Information

(a) The name of the subject company is Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership. The Partnership’s principal executive offices are located at One Boston Place, Suite 2100, Boston, Massachusetts 02108-4406. The telephone number of the Partnership is (800) 955-2733.

(b) The class of equity securities to which this Statement relates is Beneficial Assignee Certificates evidencing the beneficial interest of an assignee in the Series 19 limited partnership interests in the Partnership. The information set forth in “Certain Information Concerning the Partnership - Outstanding BACs” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Summary of the Offer” and “Certain Information Concerning the Partnership - Trading History of the BACs” of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person

(a), (b), (c) The information set forth in the “Certain Information Concerning the Purchaser” and Schedule I concerning the executive officers (“Executive Officers”) of Purchaser in the Offer to Purchase is incorporated herein by reference.

During the last five years, none of the Purchaser, Sandra Castetter, as the sole member of SLCas, LLC or, to the knowledge of the Purchaser, any of the Managers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4.   Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

The information set forth in “Summary of the Offer” and “Certain Information Concerning the Purchaser - Prior Acquisitions of BACs and Prior Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals

The information set forth in “Summary of the Offer,” “Future Plans of the Purchaser” and “Effects of the Offer” of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the BACs as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

Item 7.   Source and Amount of Funds or Other Consideration

The information set forth in “Certain Information Concerning the Purchaser - Source of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company

The information set forth in “Certain Information Concerning the Purchaser - Prior Acquisitions of BACs and Prior Contacts” and “ - General” of the Offer to Purchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in “Certain Legal Matters - Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.   Financial Statements

Certain information regarding Purchaser’s method of financing the Offer set forth in “Certain Information Concerning the Purchaser - Source of Funds” is incorporated herein by reference. Purchaser does not believe its financial statements are material to BAC holders considering the Offer because: (i) the offer is for cash; (ii) for persons selling their securities, Purchaser’s ability to finance the transaction is disclosed; and (iii) the Purchaser would own 19% (or less) of the outstanding BACs after the Offer, which percentage could not reasonably implicate a change of control of the Partnership. In addition, Purchaser believes that its financial statements would not be material to BAC holders considering the Offer since (i) Purchaser does not currently intend to change indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership, (ii) Purchaser has no current intention to control the Partnership, (iii) the Partnership is not an entity that needs ongoing capital infusion from a controlling security holder and (iv) the Partnership’s BACs are illiquid and are not traded on a national exchange, which makes the potential for a negative impact on market price of BACs negligible in the event Purchaser offered its BACs for sale.

Item 11.   Additional Information

The entire text of the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.

Item 12.   Exhibits

(a)(1)(i)  Form of Offer to Purchase, dated January 27, 2006.
(a)(1)(ii)  Form of Agreement of Transfer and Letter of Transmittal, with Instructions.
(a)(1)(iii)  Form of Letter to BAC Holders dated January 27, 2006.
(a)(1)(iv) Form of Summary Advertisement as published on January 25, 2006 in the Investor's Business Daily.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006
PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ Sandra Castetter
Sandra Castetter, Sole Member

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